UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2025__ AND ENDING __12/31/2025__
                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __M&T Securities, Inc.__

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__1 Light Street__
                                                (No. and Street)

__Baltimore__	__MD__	__21202__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Alexsandra Remorenko (617)290-7052__   __aremorenko@mtb.com__

(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__PricewaterhouseCoopers LLP__
                        (Name – if individual, state last, first, and middle name)

__726 Exchange Street__	__Buffalo__	__NY__	__14210__
(Address)	(City)	(State)	(Zip Code)

__October 20, 2003__	__238__
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alexsandra Remorenko _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of M&T Securities, Inc. _____, as of February 25 _____, 2 026 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Alexsandra Remorenko   Digitally signed by Alexsandra Remorenko
                        Date: 2026.02.25 20:03:14 -05'00'

Title:

President

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

M&T SECURITIES, INC.

Statement of Financial Condition
December 31, 2025

M&T SECURITIES, INC.
Statement of Financial Condition
December 31, 2025



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
of M&T Securities, Inc.

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of M&T Securities, Inc. (the "Company") as of December 31, 2025, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2025 (collectively, the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of



1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statement as a whole.

PriceWaterhouseCoopers LLP

Buffalo, New York
February 25, 2026

We have served as the Company's auditor since at least 1987. We have not been able to determine the specific year we began serving as auditor of the Company.


M&T SECURITIES, INC.
Statement of Financial Condition
December 31, 2025
(Dollars in thousands)


Assets:

Cash on deposit with M&T Bank	$	341
Money market mutual funds, at fair value		66,000
Receivable from broker		11,861
Receivable from corporate underwriting		1,858
Deferred income taxes		53
Due from M&T Bank		99
Other assets		500
Total assets	$	80,712

Liabilities:

Current income taxes payable to M&T Bank	187
Other liabilities	568
Total liabilities	755

Shareholder's equity:

Common stock, no par value, 200 shares authorized, 30 shares issued and outstanding	75
Additional paid-in capital	33,534
Retained earnings	46,348
Total shareholder's equity	79,957

Total liabilities and shareholder's equity	$	80,712


See accompanying notes to Statement of Financial Condition

3


1. Organization and operations

M&T Securities, Inc. ("the Company") is a wholly-owned subsidiary of M&T Bank Corporation ("M&T"). The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and member of the Financial Industry Regulatory Authority. The Company is also a member of the Securities Investor Protection Corporation.

The Company, as an institutional broker-dealer, provides institutional brokerage, corporate securities underwriting and advisory services to corporate clients. The Company clears securities transactions on a fully disclosed basis through a third-party clearing broker. Customer accounts are carried by the clearing broker.

The Company operates in a highly regulated industry and is subject to applicable federal and state securities laws and regulations.

2. Significant accounting policies

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles ("GAAP"). The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and to disclose contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

A summary of significant accounting policies used in the preparation of the financial statements follows:

Money market mutual funds, at fair value

Money market mutual funds are stated at fair value. These mutual funds predominantly invest in short-term debt obligations issued by the U.S government and corporations.

Furniture and equipment

Furniture and equipment are stated at cost less accumulated depreciation and are included in Other assets in the Statement of Financial Condition.

2. **Significant accounting policies, continued**

   Stock-based compensation

   Employees of the Company have been granted stock awards, comprised of restricted stock units of M&T under incentive compensation plans of M&T. In addition, a stock purchase plan provides eligible employees of M&T and its subsidiaries the right to purchase shares of M&T common stock at a discount through accumulated payroll deductions. Information regarding the incentive compensation plans of M&T is included in M&T's Annual Report ("Form 10-K") as filed with the SEC

   Income taxes

   The Company is included in the consolidated federal and various combined state and local income tax returns of M&T. Pursuant to an intercompany tax sharing agreement with M&T, the Company remits tax payments to M&T Bank as if it filed a separate return and receives benefits for losses recognized in consolidation. The Company also files separate income tax returns in other state and local jurisdictions.

   Deferred tax assets and liabilities are recognized for the future tax effects attributable to differences between the financial statement value of existing assets and liabilities and their respective tax bases and carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates and laws.

   Measurement of credit losses on financial instruments measured at amortized cost basis

   The Company's financial assets measured at amortized cost basis are mainly comprised of a receivable from a clearing organization. Based on the current economic conditions and reasonable and supportable forecasts of future conditions the expected credit losses on financial assets were immaterial to the Company's Statement of Financial Condition at December 31, 2025.

   Segment information

   The Company's operations constitute a single reportable segment. The chief operating decision maker, which the Company has identified as its Financial and Operations Principal, reviews net income and excess net capital for the business as a whole when making decisions about the business's performance and capital allocation. Excess net capital is not a measure of profit and loss. The accounting policies used to measure profit and loss of the reportable segment are the same as those described in the summary of significant accounting polices in Note 2 to the financial statements.

3. **Fair value measurements**

GAAP permits an entity to choose to measure eligible financial instruments and other items at fair value. The Company has not made any fair value elections at December 31, 2025.

Pursuant to GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level hierarchy exists in GAAP for fair value measurements based upon the inputs to the valuation of an asset or liability.

- Level 1 — Valuation is based on quoted prices in active markets for identical assets and liabilities.
- Level 2 — Valuation is determined from quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar instruments in markets that are not active or by model-based techniques in which all significant inputs are observable in the market.
- Level 3 — Valuation is derived from model-based and other techniques in which at least one significant input is unobservable and which may be based on the Company's own estimates about the assumptions that market participants would use to value the asset or liability.

Investments in money market mutual funds are valued using observable inputs that reflect quoted prices for identical assets in active markets. Therefore, these investments have been classified as Level 1 investment securities. The fair value of these securities was $66 million at December 31, 2025.

The Company's other financial instruments, such as cash, receivables from or payables to broker and other third parties and amounts due to/from M&T not measured at fair value in the Statement of Financial Condition are carried at amounts that the Company believes approximate fair value. Those financial instruments are classified as Level 2 because all significant inputs are observable, except for cash which is classified as Level 1.

4. Pension plans and other postretirement benefits

The Company participates in M&T Bank's noncontributory defined benefit and defined contribution pension plans covering substantially all full-time employees. Pension benefits accrue to participants based on their level of compensation and number of years of service. M&T Bank makes contributions to its qualified defined benefit pension plan as required by government regulation or as deemed appropriate by management after considering factors such as the fair value of plan assets, expected returns on such assets, and the present value of benefit obligations of the plan.

The Company also participates in M&T Bank's defined benefit postretirement health care and life insurance plans, which provide benefits for qualified retired employees who reached the age of 55 while working for M&T Bank or its subsidiaries or affiliates. Substantially all salaried employees are eligible to select coverage in the plans.

Additionally, the Company participates in M&T Bank's retirement savings plan that is a defined contribution plan in which eligible employees may defer up to 50% of qualified compensation via contributions to the plan. The retirement savings plan provides for employer matching contributions of 100% of an employee's qualified compensation up to 5%. Employees' accounts, including employee contributions, employer matching contributions and accumulated earnings thereon, are at all times fully vested and nonforfeitable.

5. Income taxes

Net deferred tax assets were comprised of the following:

(Dollars in thousands)		
Stock based compensation	$	20
Incentive compensation		2
Severance		48
Gross deferred tax asset		70
Depreciation and amortization		(17)
Net deferred tax asset	$	53

The Company believes that it is more likely than not that the net deferred tax asset will be realized through taxable earnings or alternative tax strategies.

6. **Related party transactions**

   Cash and cash equivalents

   The Company maintains an operating checking account with M&T Bank.

   Due to (from) M&T Bank

   Amounts payable to or receivable from M&T Bank resulting from the transactions noted herein are generally settled on a monthly basis.

7. **Net capital requirements**

   The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. The Company's net capital calculated in accordance with SEC Rule 15c3-1 was $76.4 million at December 31, 2025, which was $76.1 million in excess of the minimum required net capital. The Company's ratio of aggregate indebtedness to net capital was .01 to 1.0 at December 31, 2025.

8. **Contingent liabilities**

   In the normal course of business, the Company executes transactions on behalf of customers. If such transactions do not settle because of failure to perform by a party to the transaction the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities is different from the contract amount of the transaction. The Company has not incurred any material losses as a result of this type of nonperformance.

   The Company clears certain of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. The Company has not incurred any material losses as a result of these guarantees.

   The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker with which it conducts business.

8. Contingent liabilities, continued

The Company is subject, in the normal course of business, to various pending and threatened legal proceedings in which claims for monetary damages are asserted. Management, after consultation with legal counsel, does not anticipate that the aggregate ultimate liability, if any, arising out of litigation pending and threatened against the Company will be material to the Company's financial position, but at the present time is not in a position to determine whether such litigation will have a material adverse effect on the Company's results of operations in any future reporting period.